Exhibit 99.8

SANDSTORM GOLD LTD. second quarter / 2012

SECTION

/01/

SANDSTORM GOLD LTD.
MANAGEMENT’S DISCUSSION

AND ANALYSIS

For The Period Ended June 30, 2012

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and six months ended June 30, 2012 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the corresponding notes to the financial statements which are available on SEDAR at www. sedar.com. The information contained within this MD&A is current to July 25, 2012 and all figures are stated in U.S. dollars unless otherwise noted.

Overview

The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has seven Gold Streams and three royalties.

Outlook

Based on the existing Gold Streams, forecasted 2012 attributable production is 28,000 – 33,000 ounces of gold, increasing to over 50,000 ounces of gold per annum by 2015. This growth is driven by the Company’s portfolio of Gold Streams with mines, all of which are either currently producing or expected to commence production by 2013.

HIGHLIGHTS

•                  Record gold sales for the three months ended June 30, 2012 of 9,259 ounces, representing an increase of over 150% over the comparable period in 2011.

•                  Record operating cash flow for the three months ended June 30, 2012 of $11.3 million, representing an increase of 335% over the comparable period in 2011 (cash flow of $2.6 million for the three months ended June 30, 2011).

•                  Average cash costs for the three months ended June 30, 2012 of $298 per ounce, compared with $434 per ounce for the comparable period in 2011.

•                  On May 11, 2012, Sandstorm acquired from Magellan Minerals Ltd. (“Magellan”), a 2.5% net smelter returns royalty on the Coringa gold project and a 1.0% NSR on the Cuiú Cuiú gold project, both of which are located in Para state, Brazil. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for both the Coringa and Cuiú Cuiú gold projects.

•                  On June 11, 2012, Sandstorm acquired a 2.4% net smelter returns royalty on the Mt. Hamilton gold project from Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc. The Mt. Hamilton gold project is located in Nevada, U.S.A. As part of the agreement, Sandstorm has received a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton gold project.

•                  In July 2012, Metanor obtained approval for commercial production at the Bachelor Lake Mine. The approval allows Metanor to process an initial 900,000 tonnes of ore from the Bachelor Lake underground mine site. In addition, Metanor processed 5,429 metric tonnes of ore from an underground bulk sample at the Bachelor Lake Mine. The bulk sample confirmed the resource estimation model developed by Metanor for the two excavated veins and the results indicate 14.1% more gold content than was predicted by the block model of the resource.

•                  The Santa Elena Mine expansion is on schedule, targeting a 100% increase in metal production commencing in 2014.

AURIZONA GOLD STREAM	LUNA GOLD CORP.

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2011, the Aurizona Mine reached full commercial production.

Current activities at the Aurizona Mine include:

•                  Gold production at the Aurizona Mine for the three months ended June 30, 2012 was 17,269 ounces, a quarterly record for Luna.

•                  The Aurizona Mine is currently undergoing additional mill modifications and upgrades to continue increasing production levels.

•                  In January 2012, Luna released a National Instrument (“NI”) 43-101 resource update on the Aurizona deposit. Measured and Indicated gold resources now total 78.0 million tonnes at 1.26 grams per tonne gold or 3.2 million ounces gold, an increase of 250% from the previous mineral resource estimate published in January 2009. Inferred gold resources now total 15.2 million tonnes at 1.47 grams per tonne gold or 0.7 million ounces gold, an increase of 79% from the January 2009 mineral resource estimate.

•                  Luna intends on completing Phase I and II scoping studies to analyze the potential increases in the scale and production capacity of the Aurizona Mine by the end of 2012.

For further information regarding the resource update please visit the Luna website at www.lunagold.com.

BLACK FOX GOLD STREAM	BRIGUS GOLD CORP.

The Company has a Gold Stream to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 10% of the life of mine gold produced from Brigus’ Black Fox Extension (the “Black Fox Extension”), which includes a portion of Brigus’ Pike River concessions, for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold.

Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

The Black Fox Mine began operating as an open pit mine, but since mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,000 tonne-per-day mill.

Current activities at the Black Fox Mine include:

•                  Gold production at the Black Fox Mine was 18,254 ounces of gold at an average grade of 3.30 grams per tonne in the second quarter of 2012. Production at the Black Fox Mine continues to increase as development progresses towards larger ore zones at depth.

•                  Brigus’ expansion of the Black Fox mill is expected to be completed and in service during the second half of 2012. This initial expansion will increase processing capacity at the Black Fox mill by 5% - 10%. Processing capacity and recovery are planned to increase through the optimization of existing equipment, equipment additions and reduction of production losses. Brigus expects to reach 800 tonnes per day in the third quarter of 2012 by adding 6-8 mining stopes to the 27 stopes that are now in place. The additional stopes will provide greater flexibility and enable Brigus to actively mine 10-12 stopes at all times.

•                  Underground exploration at the Black Fox mine is expected to begin in the second half of 2012. The program is intended to expand the gold deposit and extend the mine life.

SANTA ELENA GOLD STREAM	SILVERCREST MINES INC.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold.

Current activities at the Santa Elena Mine include:

•                  SilverCrest reported their Santa Elena Mine expansion is on schedule, targeting a 100% increase in metal production commencing in 2014. The construction of a 3,000 tonne per day counter current decantation processing plant is expected to begin in the fourth quarter of 2012 and long-lead-time equipment for the processing plant is currently being sourced.

•                  SilverCrest has driven a decline 470 metres underground with its main ramp and has budgeted for underground development to reach 1,500 metres by the end of 2012. As part of the Santa Elena Gold Stream agreement, if SilverCrest decides to develop an underground mine, Sandstorm will have the right (but not the obligation) to purchase 20% of the payable gold from underground for an upfront payment that is equal to 20% of the upfront capital expenditures made by SilverCrest plus ongoing per ounce payments of US$450.

•                  A shallow 13 hole in pit drill program was completed in June 2012 which confirmed the high grade nature of mineralization at the Santa Elena Mine. The results include an intersection of 6.2 grams per tonne gold and 102.7 grams per tonne silver over 16 metres.

•                  Surface drilling of the Santa Elena Mine Zone is also underway to further delineate underground Resources for conversion to Reserves based on completion of the Expansion Plans Pre-Feasibility Study which is anticipated by the end of 2012.

BACHELOR LAKE GOLD STREAM	METANOR RESOURCES INC.

The Company has a Gold Stream with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Que-bec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4.5 years of the Bachelor Lake Gold Stream.

The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. In 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of 60,000 ounces of gold per year which will be mined using the low cost long-hole mining method and will utilize the existing and fully functional operating mill and surface infrastructure that is on the mine site.

Current activities at the Bachelor Lake Mine include:

•                  Metanor announced that it obtained an environmental certificate of approval for commercial production. This certificate allows Metanor to process an initial 900,000 tonnes of ore from the Bachelor underground mine site. The Government authorization is accompanied by certain conditions added to commitments provided for in the impact study of Metanor, particularly with respect to the management of water as well as the creation of an Advisory Committee involving the Cree community of Waswanipi and Jamesian municipalities.

•                  Metanor processed 5,429 metric tonnes of ore from an underground bulk sample at Bachelor Lake. The ore was extracted from lateral developments made in the Main and B veins on level 13. The bulk sample confirmed the resource estimation model developed by Metanor for the two excavated veins and the results indicate 14.1% more gold content than was predicted by the block model of the resource.

•                  Metanor continues its underground drilling campaign at the Bachelor Lake Mine with the intent of increasing its resources.

MING GOLD STREAM	RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

Rambler is now mining and processing ore from the Ming Mine with commercial production targeted before the end of fiscal 2012.

Current activities at the Ming Mine include:

•                  Drilling of the high grade gold 1806 zone has confirmed the continuation of the zone up and down plunge. Several of the holes reported visible gold contained within and near the massive sulphides. This is a significant discovery for the Ming Mine deposits in that it indicates the potential for more undiscovered high grade gold zones in or near the massive sulphide lenses.

•                  Rambler commenced live commissioning of copper concentrator and its first copper production on May 14, 2012. The concentrator is being commissioned on Lower Footwall Zone ore, to maximize recoveries on a lower grade ore which will then be switched to high grade copper ore from the 1807 zone.

•                  Rambler released a favorable Preliminary Economic Assessment that sees the potential for an expansion of the Ming Mine into the Lower Footwall Zone following additional value optimization studies and a feasibility study.

MT. HAMILTON ROYALTY	SOLITARIO EXPLORATION & ROYALTY CORP.

The Company has a 2.4% net smelter returns royalty (“NSR”) on the Mt. Hamilton gold project. The Mt. Hamilton gold project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. (“Solitario”) and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the three months ended June 30, 2012 and will make a further upfront payment of $4.0 million on January 15, 2013.

If MH-LLC enters into a gold stream agreement with Sandstorm that has an upfront deposit of no less than US$30 million, MH-LLC will have the option, for a period of 30 months, to repurchase up to 100% of the NSR for US$12 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton project.

Current activities at the Mt. Hamilton Mine include:

•                  Solitario released a feasibility study in February 2012 showing favourable economics for an open pit operation with heap leach extraction. Once in operation, the mine is expected to produce 48,000 ounces of gold and 330,000 ounces of silver per year over an 8 year period, with potential to add additional resources and extend the mine life

CORINGA AND CUIÚ CUIÚ ROYALTIES	MAGELLAN MINERALS LTD.

The Company has a 2.5% NSR on the Coringa gold project (“Coringa”) and a 1.0% NSR on the Cuiú Cuiú gold project (“Cuiú Cuiú”) both of which are located in Para state, Brazil and owned by Magellan Minerals Ltd. (“Magellan”). Coringa is a narrow, high grade vein system extending over an eighteen kilometre strike with exploration upside and Cuiú Cuiú is located 180 kilometres southwest of Itaituba in northern Brazil where exploration work has identified a series of major gold soil anomalies. For consideration, Sandstorm made an upfront payment of $7.5 million to acquire the royalties in May 2012.

As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at Coringa and Cuiú Cuiú.

Current activities include:

•                  Magellan released a positive preliminary economic assessment on Coringa in May 2010, which is in the process of being updated, and Magellan anticipates commencing a feasibility study in the third quarter of 2012.

BRACEMAC-MCLEOD GOLD STREAM	DONNER METALS LTD.

The Company has a Gold Stream with Donner Metals Ltd. (“Donner”) which it entered into via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac-McLeod property located in Quebec, Canada, which is operated by Xstrata Canada Corporation (the “Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

For consideration, the Company made an upfront payment of $5.0 million during the three months ended June 30, 2012 and will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold.

Donner has the option until July 13, 2013 to repurchase 50% of the Donner Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75% .

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata Canada Corporation plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013.

Current activities at the Bracemac-McLeod Mine include:

•                  The mine design has been revised at Bracemac-McLeod to allow production at a rate of 3,000 tonnes per day during the first two years of operation, compared to an average of 2,250 tonnes per day in the feasibility study. The addition of a ball mill will allow for the increased tonnage through the mill and will provide capacity for incremental tonnage identified in and around Bracemac-McLeod.

•                  Construction at the Bracemac-McLeod mine has successfully transitioned from single-face development in the main access ramp to multi-face development.

SUMMIT GOLD STREAM	SANTA FE GOLD CORP.

The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.’s (“Santa Fe”) Summit mine, located in New Mexico, U.S.A. (the “Summit Mine”), for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

In April 2012, Santa Fe announced the beginning of commercial production at the Summit Mine. Initial development of the mine has been completed and mechanized mining of the ore body has begun.

The Company is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company.

REVOLVING CREDIT FACILITY

On January 12, 2012, the Company announced that it has entered into a revolving credit agreement with The Bank of Nova Scotia, which will allow the Company to borrow up to $50 million (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan will be used for the acquisition of Gold Streams. The amounts drawn on the Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio. The credit agreement is more fully described in the notes to the condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended

In $000s	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011
Gold ounces sold	9,259	7,946	6,611	5,561
Gold sales	$14,954	$13,464	$11,125	$9,592
Average realized gold price per ounce	1,615	1,694	1,683	1,725
Average cash cost per ounce (1)	298	314	407	428
Cash flow from operations	11,258	9,264	7,843	8,558
Cash flow from operations per share (basic) (1)	0.16	0.14	0.12	0.13
Cash flow from operations per share (diluted) (1)	0.14	0.11	0.10	0.11
Net income	5,283	4,416	4,879	4,391
Basic income per share	0.07	0.06	0.08	0.07
Diluted income per share	0.06	0.05	0.06	0.06
Total assets	178,046	166,896	152,792	147,607
Total long-term liabilities	187	—	—	—

In $000s	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010
Gold ounces sold	3,706	2,638	1,939	257
Gold sales	$5,582	$3,668	$2,672	$322
Average realized gold price per ounce	1,506	1,390	1,378	1,251
Average cash cost per ounce (1)	434	417	395	400
Cash flow from operations	2,645	1,616	1,731	(105)
Cash flow from operations per share (basic) (1)	0.04	0.03	0.03	(0.00)
Cash flow from operations per share (diluted) (1)	0.04	0.02	0.03	(0.00)
Net income (loss)	2,261	958	1,690	(225)
Basic income (loss) per share	0.04	0.02	0.03	(0.00)
Diluted income (loss) per share	0.03	0.01	0.03	(0.00)
Total assets	137,472	133,474	131,732	74,848
Total long-term liabilities	—	—	—	—

1. See non-IFRS measures section below.

The Company’s operating segments for the three months ended June 30, 2012 are summarized in the table below:

			Cost of sales
In $000s	Ounces sold	Sales	(excluding depletion)	Depletion	Net income (loss)	Cash flow from operations
Aurizona	2,215	$3,530	$886	$326	$2,318	$2,644
Bachelor Lake	76	122	38	39	45	52
Black Fox	2,001	3,238	1,001	1,397	840	2,131
Bracemac-McLeod	—	—	—	—	—	—
Coringa and Cuiú Cuiú	—	—	—	—	—	—
Ming	2,574	4,139	—	1,555	2,584	4,139
Mt. Hamilton	—	—	—	—	—	—
Santa Elena	2,393	3,925	837	991	2,097	3,317
Summit	—	—	—	—	—	—
Corporate	—	—	—	—	(2,601)	(1,025)
Consolidated	9,259	$14,954	$2,762	$4,308	$5,283	$11,258

The Company’s operating segments for the three months ended March 31, 2012 are summarized in the table below:

			Cost of sales
In $000s	Ounces sold	Sales	(excluding depletion)	Depletion	Net income (loss)	Cash flow from operations
Aurizona	2,580	$4,325	$1,032	$379	$2,914	$3,033
Bachelor Lake	—	—	—	—	—	—
Black Fox	1,808	3,055	904	1,262	889	2,060
Bracemac-McLeod	—	—	—	—	—	—
Ming	2,004	3,397	—	1,211	2,186	3,397
Santa Elena	1,301	2,280	455	539	1,286	1,595
Summit	253	407	102	286	19	306
Corporate	—	—	—	—	(2,878)	(1,127)
Consolidated	7,946	$13,464	$2,493	$3,677	$4,416	$9,264

THREE MONTHS ENDED JUNE 30, 2012

COMPARED TO THE

THREE MONTHS ENDED MARCH 31, 2012

For the three months ended June 30, 2012, net income and cash flow from operations were $5.3 million and $11.3 million, respectively, compared with $4.4 million and $9.3 million for the three months ended March 31, 2012. The increase in net income and cash flow from operations is attributable to a combination of factors including:

•                  17% increase in the number of gold ounces sold, due to:

i.                  84% increase in gold sales attributed to the Santa Elena Mine, primarily related to the sale of 657 ounces which were held in inventory at the end of the first quarter of 2012; and

ii.               28% increase in deliveries relating to the Ming Mine, as Rambler continued mining and processing ore from the high grade gold 1806 zone; partially offset by

•                  5% decrease in the average realized selling price of gold.

THREE MONTHS ENDED JUNE 30, 2012

COMPARED TO THE

THREE MONTHS ENDED DECEMBER 31, 2011

For the three months ended June 30, 2012, net income and cash flow from operations were $5.3 million and $11.3 million, respectively, compared with $4.9 million and $7.8 million for the three months ended December 31, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including:

•                  40% increase in the number of gold ounces sold, due to:

i.                  An additional 2,574 ounces in gold deliveries from the Ming Mine, as Rambler began mining and processing ore from the mine during the first half of 2012; and

ii.               30% increase in gold deliveries from the Black Fox Mine (of which 391 ounces were held in inventory at the end of the second quarter of 2012) reflecting the continued ramping up of operations; partially offset by

•                  4% decrease in the average realized selling price of gold.

THREE MONTHS ENDED JUNE 30, 2012

COMPARED TO THE

THREE MONTHS ENDED SEPTEMBER 30, 2011

For the three months ended June 30, 2012, net income and cash flow from operations were $5.3 million and $11.3 million, respectively, compared with $4.4 million and $8.6 million for the three month period ended September 30, 2011.  The increase in net income and cash flow from operations is attributable to a combination of factors including:

•                  66% increase in the number of gold ounces sold with such increase being primarily related to increased production at the Ming and Santa Elena Mines reflecting the continued ramping up of operations; partially offset by

•                  6% decrease in the average realized selling price of gold.

THREE MONTHS ENDED JUNE 30, 2012

COMPARED TO THE

THREE MONTHS ENDED JUNE 30, 2011

For the three months ended June 30, 2012, net income and cash flow from operations were $5.3 million and $11.3 million, respectively, compared with $2.3 million and $2.6 million for the comparable period in 2011.  The increase in net income and cash flow from operations is attributable to a combination of factors including:

•                  150% increase in the number of gold ounces sold, due to:

i.                  125% increase in gold deliveries relating to the Aurizona Mine reflecting the continued ramp up of operations;;

ii.               An additional 2,574 ounces in gold deliveries from the Ming Mine, as Rambler began mining and processing ore from the mine during the first half of 2012;

iii.            102% increase in gold deliveries from the Santa Elena Mine reflecting the continued ramp up of operations;

iv.           31% increase in gold deliveries from the Black Fox Mine (of which 391 ounces were held in inventory at the end of the second quarter of 2012);

•                  7% increase in the average realized selling price of gold; and

•                31% decrease in average cash cost per ounce, primarily related to the increased proportion of gold purchases from the Ming Mine whereby the Company’s per ounce cash payment is $nil; partially offset by

•                  $0.4 million increase in administration expenses primarily driven by the Company’s growth in operations.

SIX MONTHS ENDED JUNE 30, 2012

COMPARED TO THE

SIX MONTHS ENDED JUNE 30, 2011

For the six months ended June 30, 2012, net income and cash flow from operations were $9.7 million and $20.5 million, respectively, compared with $3.2 million and $4.3 million for the comparable period in 2011.  The increase in net income and cash flow from operations is attributable to a combination of factors including:

•                  171% increase in the number of gold ounces sold, due to:

i.                  An additional 4,578 ounces in gold deliveries from the Ming Mine, as Rambler began mining and processing ore from the mine during the first half of 2012;

ii.                   increases in gold deliveries from the Aurizona Mine, Santa Elena Mine, and Black Fox Mine reflecting their continued ramp up of operations; and

•                  13% increase in the average realized selling price of gold; and

•                  28% decrease in average cash cost per ounce, primarily related to the increased proportion of gold purchases from the Ming Mine whereby the Company’s per ounce cash payment is $nil; partially offset by

•                  $0.8 million increase in administration expenses primarily driven by the Company’s growth in operations.

THREE MONTHS ENDED MARCH 31, 2012

COMPARED TO THE

REMAINING QUARTERS

For the three months ended March 31, 2011, the Company earned $1.0 million of net income, primarily resulting from $2.0 million in gross profit driven by the sale of 2,638 ounces of gold; partially offset by (i) administration expenses of $0.5 million; and (ii) a non-cash share-based payment of $0.5 million.  During the three months ended December 31, 2010, the Company earned $1.7 million of net income, primarily resulting from (i) $1.6 million in gross profit driven by the sale of 1,939 ounces of gold; and (ii) a foreign exchange gain of $1.4 million from the appreciation of the Company’s Canadian dollar denominated currency.  These gains were partially offset by (i) administration expenses of $0.6 million; and (ii) a non-cash share-based payment of $0.2 million.  Ounces of gold sold during the three months ended June 30, 2012 were higher than the three months ended March 31, 2011 and December 31, 2010 as (i) the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; and (iii) Rambler’s Mine began mining and processing ore from the high grade gold 1806 zone in 2012.

During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily resulting from administration expenses and project evaluation expenditures that were in excess of the Company’s $0.2 million gross profit.

Change In Total Assets

The Company’s total assets increased by $11.2 million from March 31, 2012 to June 30, 2012; and by $14.1 million from December 31, 2011 to March 31, 2012, primarily resulting from (i) operating cash flows; and (ii) the exercise of warrants; which were partially offset by depletion expense.  The Company’s total assets increased by $10.1 million from June 30, 2011 to September 30, 2011; by $4.0 million from March 31, 2011 to June 30, 2011; and by $1.7 million from December 31, 2010 to March 31, 2011, all of which were driven primarily from operating cash flows.  Total assets at December 31, 2010 increased primarily due to an equity financing completed on October 19, 2010, where the Company raised net proceeds of $51.4 million.

Non-IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; and (ii) cash flow from operations per share (basic and diluted).

i.                  Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of ounces sold.  The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.               Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As of June 30, 2012 the Company had cash of $25.1 million (December 31, 2011 – $13.1 million) and working capital of $25.2 million (December 31, 2011 – $12.3 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.  As described earlier, the Company has an additional $50 million available under its revolving bank debt facility.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the three months ended June 30, 2012, the Company generated operating cash flows of $11.3 million compared with $2.6 million during the comparable period of 2011, with the increase being primarily attributable to both an increase in gold ounces sold and in the realized selling price of gold.

During the three months ended June 30, 2012, the Company had cash inflows from financing activities of $1.5 million compared with $1.3 million during the comparable period in 2011, both of which comprised primarily of the proceeds from the exercise of warrants and share options.

During the three months ended June 30, 2012, the Company had net cash outflows relating to investing activities of $21.7 million, which were primarily the result of (i) the upfront payments of $7.5 million to Magellan, $6.0 million to Solitario and $5.0 million to Donner in connection with their respective royalties and Gold Steam; and (ii) $4.0 million in a loan advance.  These cash outflows were partially offset by cash inflows of $1.3 million resulting from the disposal of investments.  During the three months ended June 30, 2011, the Company had net cash outflows of $0.8 million, primarily related to the acquisition costs of the Metanor and Rambler Gold Streams.

The Company has an upfront payment commitment to Solitario of $4.0 million which is due January 15, 2013.  The Company plans on funding this commitment with working capital on hand as of June 30, 2012.

Contractual Obligations

In connection with the Mt. Hamilton royalty, the Company has committed an upfront payment of $4.0 million on January 15, 2013.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

Share Capital

On May 9, 2012, the Company completed a five for one consolidation (the “Consolidation”) of the Company’s common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation have been consolidated to approximately 69,931,772 common shares. The Company’s outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company’s listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of US$3.00. Each five (5) listed warrants of SSL. WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of US$5.00.

All comparative period information has been adjusted to reflect this Consolidation.

As of July 25, 2012 the Company had 70,219,771 common shares outstanding.

In connection with its Gold Streams, the Company has committed to purchase the following:

		Per ounce cash payment:
		lesser of amount below
		and the then prevailing	Inflationary adjustment to
Gold Stream	% of life of mine gold	market price of gold	per ounce cash payment

Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014

Bachelor Lake	20%	$500	None

Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum

Bracemac-McLeod	17.5%	$350	None

Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$ nil	N/A

Santa Elena	20%	$350	1% annual inflationary adjustment beginning on July 13, 2014

Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

A summary of the Company’s outstanding share purchase options as of July 25, 2012, are as follows:

		Exercise Price
Outstanding	Vested	(C$)	Expiry Date
650,000	650,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,362,000	1,362,000	$3.40	November 26, 2015
91,000	—	$6.30	August 25, 2016
1,147,000	—	$6.35	November 25, 2016
3,610,000	2,372,000

All of the remaining compensation warrants (the “Compensation Warrants”) issued by the Company to agents in 2009, were exercised during the three months ended June 30, 2012. Each Compensation Warrant entitled the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant had an exercise price of $0.33. Each five (5) whole share purchase warrants issued upon exercise of the Compensation Warrants entitles the holder to purchase one common share at an adjusted total exercise price of $3.00 until April 23, 2014.

A summary of the Company’s outstanding share purchase warrants as of July 25, 2012 are as follows:

	Number	Pre-	Shares to be	Adjusted
	of warrants on a	consolidated	issued upon	exercise
	pre-consolidated	exercise price	exercise of	price per
	basis	per warrant	the warrants	share	Expiry Date
SSL.WT	78,243,672	$0.60	15,648,734	$3.00	April 23, 2014
SSL.WT.A	19,688,688	$1.00	3,937,738	$5.00	October 19, 2015
	97,932,360		19,586,472

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, loan receivable, trade and other payables and mineral interest payable. All financial instruments are initially recorded at fair value.

CREDIT RISK > The Company’s credit risk is limited to trade and other receivables and loan receivable in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK > The Company is exposed to the fluctuations of the Canadian to U.S. dollar from time to time, as it holds investments denominated in the Canadian dollar. As at June 30, 2012 and December 31, 2011, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

OTHER RISKS > Sandstorm holds common shares and warrants of other companies with a combined market value as at June 30, 2012 of $3.2 million (December 31, 2011 - $8.4 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 13, 2012, which is available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS > To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, Mt. Hamilton Mine, Coringa project, Cuiú Cuiú project and the Bracemac-McLeod Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure.

NO CONTROL OVER MINING OPERATIONS >  The Company has no contractual rights relating to the operation or development of the Mines.  Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis.  The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets.  At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations.  The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks.  These issues are common in the mining industry and can occur frequently.

GOVERNMENT REGULATIONS >  The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines.  Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS >  The Aurizona Mine, Coringa and Cuiú Cuiú projects are located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine and Mt. Hamilton Mine are located in the United States of America, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

INCOME TAXES >   The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions.  No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to increased level of income tax.  The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably.  The Company’s other Gold Streams and royalties in connection with the Black Fox, Ming, Bachelor Lake, Mt. Hamilton, Coringa, Cuiú Cuiú and Bracemac-Mcleod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian and/or U.S taxation, as the case may be.

COMMODITY PRICES >  The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold.  The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  In the event that the prevailing market price of gold is less than $500 per ounce in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce in the case of the Aurizona Gold Stream, $400 per ounce in the case of the Summit Gold Stream, $350 per ounce in the case of the Santa Elena Gold Stream, and $350 per ounce in the case of the Bracemac-McLeod Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams.

Changes in Accounting Policies

FUTURE CHANGES IN ACCOUNTING POLICIES >   The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  These standards include the following:

•                  IFRS 10, Consolidated Financial Statements;

•                  IFRS 11, Joint Arrangements;

•                  IFRS 12, Disclosure of Interests in Other Entities;

•                  IFRS 13, Fair Value Measurement;

•                  Amended IAS 27, Separate Financial Statements; and

•                  Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

RESERVES AND RESOURCES

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from the mines.

MiNeRAL iNTeReSTS

Proven and Probable Reserves Attributable to Sandstorm (1)

	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Santa Elena
Open Pit (11)-(15)	—	—	—	692	1.96	43,560	692	1.96	43,560
Ming (18)-(21)	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox
Stockpile & Open Pit (30)-(38)	42	1.60	2,214	379	3.20	39,350	421	3.04	41,564
Underground (30)-(38)	—	—	—	352	5.90	67,201	352	5.90	67,201
Bachelor Lake (40)-(42)	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036
Summit (44)-(46)	—	—	—	171	0.14	24,405	171	0.14	24,405
Bracemac-McLeod (48)-(50), (54)-(55)	488	0.39	6,120	164	0.54	2,853	652	0.43	8,973
Total			40,319			222,396			262,715

Note: Luna has not updated its mineral reserves estimate for the Aurizona Gold Operation based on the new mineral resources discussed below.  For greater clarity, Luna’s mineral reserves estimate effective as of July 13, 2010 previously disclosed by the Company is based on an earlier mineral resource estimate which did not include the additional drilling data.

Measured and Indicated Resources Attributable to Sandstorm (1),(2)

	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Aurizona (3)-(10)	1,833	1.13	66,470	11,429	1.28	471,750	13,262	1.26	538,220
Santa Elena (11)-(14), (16)
Underground	—	—	—	198	1.83	11,666	198	1.83	11,666
Ming (17), (21)-(28)	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,926
Black Fox
Open Pit (29)-(38)	—	—	—	380	4.40	54,264	380	4.40	54,264
Underground (29)-(38)	—	—	—	301	7.20	69,502	301	7.20	69,502
Bachelor Lake (39), (40), (43)	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171
Bracemac-McLeod (47)-(49), (51)-(53), (55)	455	0.45	6,580	180	0.48	3,248	635	0.48	9,828
Total			116,615			675,962			792,577

Inferred Resources Attributable to Sandstorm (1),(2)

	Tonnes kt	Grade Au g/t	Contained oz
Aurizona (3)-(10)	2,589	1.47	122,400
Santa Elena	376	1.53	18,494
Underground (11)-(14), (16)
Ming (17), (21)-(28)	591	1.83	34,695
Black Fox
Open Pit (29)-(38)	80	2.60	6,717
Underground (29)-(38)	14	5.80	2,585
Bachelor Lake (39), (40), (43)	85	6.52	17,873
Summit (44)-(46)	16	0.14	2,261
Bracemac-McLeod (47)-(49), (51)-(53), (55)	460	1.06	15,673
Total			220,698

ROyALTieS

Measured and Indicated Resources Attributable to Sandstorm (1),(2)

	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Mt. Hamilton (56)-(60)	22	0.032	709	546	0.022	11,936	568	0.022	12,645
Cuiú Cuiú (61)-(62)	—	—	—	34	1.0	1,000	34	1.0	1,000
Coringa (63)-(6)	29	6.81	6,300	51	4.75	7,725	80	5.50	14,025
Total			7,009			20,661			27,670

Inferred Resources Attributable to Sandstorm (1),(2)

	Tonnes kt	Grade Au g/t	Contained oz
Cuiú Cuiú (61)-(62)	310	1.20	12,000
Coringa (63)-(64)	138	3.00	13,350
Total			25,350

NOTeS:

(1)              All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101.

(2)              Mineral Resources which are not Mineral Reserves do not demonstrate economic viability.

AURIZONA MINE

(3)              Aurizona Mineral Reserves are fully included in the Mineral Resources.

(4)              Piaba pit constrained resources are reported at a cut-off grade of 0.30 g/t Au inside a pit optimization shell based on a gold price of $1,500 per ounce.

(5)              Piaba underground resources are reported at a cut-off grade of 0.75 g/t Au outside the pit optimization shell.  The cut-off grade has been calculated at a gold price of $1,500 per ounce.

(6)              Tatajuba database consists of 4,740 meters in 45 diamond drill holes (2008).  The Tatajuba resources are not constrained by a pit optimization shell and are reported at a cutoff grade of 0.30 g/t Au.

(7)              25g/t Au capping at Piaba and 10 g/t Au capping at Tatajuba.  Block dimensions are 10m x 10m in the xy plane and 3m on the z axis.  Piaba database consists of 69,578 meters consisting of 335 diamond drill holes and 142 reverse circulation holes and 374 auger drill holes.

(8)              All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.

(9)              Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

(10)        The Mineral Resource estimates set out in the above table have been reviewed and verified by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK Consulting (US) (“SRK”), who is a qualified person under NI 43-101.

SANTA ELENA MINE

(11)        Santa Elena Mineral Resources are inclusive of Mineral Reserves.

(12)        All Mineral Reserves and Resources have been estimated in accordance with NI 43-101.

(13)        The Mineral Reserve estimates set out in the table above have been reviewed and verified by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101.

(14)        Mineral Reserves and Resources are reported as of January 2012.

(15)        Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade of 0.38 grams per tonne gold equivalent with applied metallurgical recoveries.  Ag:Au is 55:1.  Estimated 1,336,000 ore tonnes were mined at Santa Elena in 2010 and 2011 grading 1.41 grams per tonne gold and 46.51 grams per tonne silver and subtracted from Probable Reserves.  All numbers are rounded.  Excludes potential metal inventory for leach pad re- treatment during Expansion.

(16)         Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade is 1.77 grams per tonne gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1.

MING MINE

(17)         Ming Mineral Reserves are fully included in the Mineral Resources.

(18)         Mineral Reserves are reported as of August 9, 2010.

(19)         The mineral reserves have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.

(20)         Cut-off grade of 1.25 grams per tonne gold.

(21)         Numbers have been rounded.

(22)         Mineral Resources are reported as of August 9, 2010.

(23)         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(24)         The mineral resource estimates have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.

(25)         An underground cut-off was set at $70 per tonne for all longhole mining methods.

(26)         Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%.

(27)         Cut-off grades of 1.0% copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25% copper for the stringer sulphides.

(28)         Mineral resources are estimated using long-term prices of $1,000 per ounce of gold.

BLACK FOX MINE

(29)         Black Fox Mineral Reserves are fully included in the Mineral Resources.

(30)         Black Fox Reserves and Resources are reported as of October 31, 2010.

(31)         The mineral reserves and resources have been reviewed and verified by Howard Bird, Vice President, Exploration of Brigus, who is a qualified person under NI 43-101.

(32)         Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold.

(33)         Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold.

(34)         Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.

(35)         The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

(36)         The mineral resources were estimated using the ordinary kriging method.

(37)         The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.

(38)         Contained metal in estimated reserves remains subject to metallurgical recovery losses.

BACHELOR LAKE MINE

(39)         Bachelor Lake mineral reserves are fully included in the Mineral Resources.

(40)         The mineral reserve and resource estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(41)         The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas.

(42)         Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.

(43)         Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

SUMMIT MINE

(44)         Summit Mineral Reserves and Resources are reported as of December 2010.

(45)         The mineral reserves and resources have been reviewed and verified by Douglas F. Irving, P. Eng, who is a qualified person under NI 43-101.

(46)         The mineral reserves and resources are inplace, diluted material. The individual intercept grades have been cut to a maximum of 0.45 ounce Au and 45 ounce Ag per ton.

BRACEMAC-MCLEOD MINE

(47)         Bracemac-McLeod Mineral Reserves are fully included in the Mineral Resources.

(48)         Bracemac-McLeod Reserves and Resources are reported as of September 2010.

(49)         The mineral reserves and resources have been approved by Robin Adair, Vice President Exploration for Donner, who is a qualified person under NI 43-101.

(50)         After applying dilution, losses and a 95% mining recovery, the tonnage of each stope was integrated into the mineral reserves provided its net smelter return value was greater than or equal to $65 per tonne, which represents the average preliminary operating cost estimated for the Bracemac-McLeod Property (comprised of mining, ore processing and general and administration costs). This process did not modify the resource block model envelopes.

(51)         Bracemac-Mineral Resources are estimated under the definition of the Australian Code for Mineral Resources and Ore Reserves Reporting of Exploration Results, using a net smelter return (“NSR”) cut-off value of $43.77.

(52)         Metal prices used in the calculation of the NSR are: $0.80 per pound of zinc, $2.50 per pound of copper, $12.00 per ounce of silver and $1,000 per ounce of gold, using an exchange rate of C$1.00 = US$1.04.

(53)         Except for the inferred mineral resource category, the resource calculation used the inverse distance squared method for all zones, using the Gemcom software. The results were then transferred into the Surpac software to initiate engineering design and scheduling. Inferred mineral resources in the McLeod Deep zone were estimated using a 3D polygonal method, with the Gemcom software.

(54)         Gold is recovered as a by-product of the copper concentrates and as such, recovery is estimated at 29%.

(55)         Sandstorm is also entitled to the Gold equivalent of other precious metals not reflected in the gold Bracemac-McLeod Mineral Reserves and Resources.

MT. HAMILTON

(56)         The Company has acquired a 2.4% net smelter returns royalty on the Mt. Hamilton gold project from Solitario Exploration & Royalty Corp.

(57)         Resources stated as contained within a potentially economically minable open pit above a 0.006 oz/t AuEq CoG.

(58)         Pit optimization is based on assumed gold and silver prices of US$1,600/oz and US$40.00/oz, respectively,  effective heap leach recoveries of 75% and 30% for gold and silver, respectively, a mining, processing and G&A cost of US$5.81/t; Net Smelter Return 1% and pit slopes of 50°.

(59)         Reported Au ounces are contained metal subject to process recovery which will result in a reduced number of payable ounces.

(60)         Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

CUIÚ CUIÚ

(61)         The Company has acquired a 1% net smelter returns royalty on the Cuiú Cuiú gold project from Magellan Minerals Ltd.

(62)         These resources are constrained by mineable shapes and cut-off grades to meet the requirement that resources must have reasonable prospects for economic extraction. The mineable shapes are either Lerch-Grossman pits or conceptual underground stopes. Resources falling within the pits are reported at cut-off grades of 0.3gpt Au for fresh rock or 0.4 gpt Au for saprolite. Stope shapes only include blocks above a cut-off grade of 1.3gpt Au. The cut-off grades consider a gold price of $1,250 per ounce and metallurgical recoveries of 91% for fresh rock and 66% for saprolite.

CORINGA

(63)         The Company has acquired a 2.5% net smelter returns royalty on the Coringa gold project from Magellan Minerals Ltd.

(64)         Global Resource Engineering Ltd. previously completed an independent NI 43-101 mineral resource estimate in October 2009. The current resource estimate of March 2012 builds on the initial 43-101 resource estimate which included 269,500 Measured and Indicated troy ounces of gold representing 982,291 tonnes at an average grade of 8.53g/t gold and 98,224 Inferred troy ounces of gold representing 327,054 tonnes at an average grade of 9.34g/t ton gold on a diluted basis and using a 2g/t gold cut-off. Table 1 below presents the October 2009 Coringa mineral resource by block at a 2 g/t gold cut-off grade

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

The Technical Reports supporting the scientific and technical information contained in this document are available at www.sedar.com under the profile of Luna, SilverCrest, Rambler, Brigus, Metanor, Santa Fe, Donner, Solitario, and Magellan for the Aurizona Mine, Santa Elena Mine, Ming Mine, Black Fox Mine, Bachelor Lake Mine, Summit Mine, Bracemac-McLeod Mine, Mt. Hamilton Mine, and the Coringa and Cuiú Cuiú Gold Projects respectively. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine, the Bachelor Lake Mine, Mt. Hamilton Mine, Coringa Mine, Cuiú Cuiú Mine or the Bracemac-McLeod Property; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing seven Gold Streams and three royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Summit Mine, the Mt. Hamilton Mine, the Coringa project, the Cuiú Cuiú project and the Bracemac-McLeod Property. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.